UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VistaPrint Ltd.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G93762 20 4
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

CUSIP No.	G93762 20 4	Page	2	of	14

1	NAMES OF REPORTING PERSONS: SPEF Pre-IPO European Fund

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FRANCE, Paris

	5	SOLE VOTING POWER:

NUMBER OF		634,317

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		634,317

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	634,317

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 2 of 14 pages

CUSIP No.	G93762 20 4	Page	3	of	14

1	NAMES OF REPORTING PERSONS: FCPI Banque Populaire Innovation 3

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FRANCE, Paris

	5	SOLE VOTING POWER:

NUMBER OF		618,053

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		618,053

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	618,053

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 3 of 14 pages

CUSIP No.	G93762 20 4	Page	4	of	14

1	NAMES OF REPORTING PERSONS: FCPI Banque Populaire Innovation 2

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FRANCE, Paris

	5	SOLE VOTING POWER:

NUMBER OF		1,018,358

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,018,358

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,018,358

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.57%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 4 of 14 pages

CUSIP No.	G93762 20 4	Page	5	of	14

1	NAMES OF REPORTING PERSONS: FCPI Banque Populaire Innovation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FRANCE, Paris

	5	SOLE VOTING POWER:

NUMBER OF		400,305

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		400,305

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	400,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 5 of 14 pages

CUSIP No.	G93762 20 4	Page	6	of	14

1	NAMES OF REPORTING PERSONS: SPEF Venture

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

FRANCE, Paris

	5	SOLE VOTING POWER:

NUMBER OF	2,671,033

SPEF Venture has voting and investment power over the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	2,671,033

SPEF Venture has voting and investment power over the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,671,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page 6 of 14 pages

CUSIP No.	G93762 20 4	Page	7	of	14

1	NAMES OF REPORTING PERSONS: Valerie Gombart

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

FRANCE, Paris

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	2,671,033

Ms. Gombart is a Managing Partner of SPEF Venture and is one of three individuals who comprise the SPEF Venture Directoire (which is legally responsible for managing SPEF Venture), and SPEF Venture manages the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

2,671,033

Ms. Gombart is a Managing Partner of SPEF Venture and is one of three individuals who comprise the SPEF Venture Directoire (which is legally responsible for managing SPEF Venture), and SPEF Venture manages the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,671,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 7 of 14 pages

CUSIP No.	G93762 20 4	Page	8	of	14

1	NAMES OF REPORTING PERSONS: Jean-patrick Demonsang

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	2,671,033

Mr. Demonsang is the Chief Executive Officer of SPEF Venture and is one of three individuals who comprise the SPEF Venture Directoire (which is legally responsible for managing SPEF Venture), and SPEF Venture manages the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

2,671,033

Mr. Demonsang is the Chief Executive Officer of SPEF Venture and is one of three individuals who comprise the SPEF Venture Directoire (which is legally responsible for managing SPEF Venture), and SPEF Venture manages the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,671,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 8 of 14 pages

CUSIP No.	G93762 20 4	Page	9	of	14

1	NAMES OF REPORTING PERSONS: Isabelle de Cremoux

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

FRANCE, Paris

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	2,671,033

Ms. de Cremoux is a Managing Partner of SPEF Venture and is one of three individuals who comprise the SPEF Venture Directoire (which is legally responsible for managing SPEF Venture), and SPEF Venture manages the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

2,671,033

Ms. de Cremoux is a Managing Partner of SPEF Venture and is one of three individuals who comprise the SPEF Venture Directoire (which is legally responsible for managing SPEF Venture), and SPEF Venture manages the following four funds: SPEF Pre-IPO European Fund, Banque Populaire Innovation 3, Banque Populaire Innovation 2 and Banque Populaire Innovation (the “Funds”). The Funds hold 2,671,033 shares of the issuer.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,671,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 9 of 14 pages

Item 1.
(a)	Name of Issuer — VistaPrint Ltd.

(b)	Address of Issuer’s Principal Executive Offices — Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda
Item 2.
(a) Name of Persons Filing — SPEF Pre-IPO European Fund (“PIEF”), FCPI Banque Populaire Innovation 3 (“I3”), FCPI Banque Populaire Innovation 2 (“I2”), FCPI Banque Populaire Innovation (“I1”), SPEF Venture (“SPEF”), Valerie Gombart (“VG”), Jean-patrick Demonsang (“JD”) and Isabelle de Cremoux (“IC”)
SPEF is the manager of PIEF, I3, I2 and I1. VG and IC are managing partners of SPEF. VG, JD and IC comprise SPEF’s Venture Directoire, which is legally responsible for managing SPEF.
(b)	Address of Principal Business Office or, if none, Residence — 5-7, rue de Montessuy, 75007 Paris, France

(c)	Citizenship — France

(d)	Title of Class of Securities — Common Stock

(e)	CUSIP Number — N/A
Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240. 13d-l(b)(l)(ii)(J).

Page 10 of 14 pages

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,671,033.

(b)	Percent of class: 6.73%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 2,671,033.

(ii)	Shared power to vote or to direct the vote N/A.

(iii)	Sole power to dispose or to direct the disposition of 2,671,033.

(iv)	Shared power to dispose or to direct the disposition of N/A.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(l).
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
     NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.
     See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the Group
     If a group has filed this schedule pursuant to §240. 13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d- l(c) or §240.13d- l(d), attach an exhibit stating the identity of each member of the group.
     NOT APPLICABLE
Item 9. Notice of Dissolution of Group
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
     NOT APPLICABLE
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 14 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2006

SPEF Pre-IPO European Fund

Banque Populaire Innovation

Banque Populaire Innovation 2

Banque Populaire Innovation 3

By: SPEF Venture, their Managing Company

By: /s/ Valerie Gombart

Valerie Gombart, General Partner

SPEF Venture

By: /s/ Valerie Gombart

Valerie Gombart, General Partner

/s/ Valerie Gombart

Valerie Gombart

/s/ Jean-patrick Demonsang

Jean-patrick Demonsang

/s/ Isabelle de Cremoux

Isabelle de Cremoux

Page 12 of 14 pages

EXHIBIT A
This Exhibit explains the relationship between the Reporting Persons. SPEF Venture manages SPEF Pre-IPO European Fund, FCPI Banque Populaire Innovation 3, FCPI Banque Populaire Innovation 2 and FCPI Banque Populaire Innovation. Valerie Gombart (“VG”), Jean-patrick Demonsang (“JD”) and Isabelle de Cremoux (“IC”) comprise the SPEF Venture Directoire which is legally responsible for the management of SPEF Venture. VG and IC are managing partners of SPEF Venture. JD is the chief executive officer of SPEF Venture.

Page 13 of 14 pages

EXHIBIT B
AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G
The undersigned hereby agree that the Schedule 13G relating to shares of VistaPrint Ltd to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them.
Dated: February 14, 2006

SPEF Pre-IPO European Fund

Banque Populaire Innovation

Banque Populaire Innovation 2

Banque Populaire Innovation 3

By: SPEF Venture, their Managing Directoire

By: /s/ Valerie Gombart

Valerie Gombart, General Partner

SPEF Venture

By: /s/ Valerie Gombart

Valerie Gombart, General Partner

/s/ Valerie Gombart

Valerie Gombart

/s/ Jean-patrick Demonsang

Jean-patrick Demonsang

/s/ Isabelle de Cremoux

Isabelle de Cremoux

Page 14 of 14 pages